UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X ] Merger

     [  ] Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     Cova Series Trust

3.   Securities and Exchange Commission File No.: 811-5252

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

         [X]      Initial Application                [ ]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                 22 Corporate Plaza Drive
                 Newport Beach, CA 92660

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Raymond A. O'Hara III
                  Blazzard, Grodd & Hasenauer, P.C.
                  943 Post Road East
                  Westport, CT 06880
                  (203) 226-7866

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:


                  Met Investors Series Trust
                  22 Corporate Plaza Drive
                  Newport Beach, California 92660
                  (800) 848-3854


     Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

     [ X] Management company;

     [  ] Unit investment trust; or

     [  ] Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):


     [X ]      Open-end          [  ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

      Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Cova Investment Advisory Corporation
One Tower Lane
Suite 3000
Oakbrook Terrace, IL 60181-4644

Lord, Abbett & Co.
90 Hudson Street
Jersey City, NJ  07302

J.P. Morgan Investment Management Inc.
522 Fifth Avenue
New York, NY  10036

Firstar Investment and Research Management Company, LLC (formerly, Mississippi
         Valley Advisors Inc.)
Firstar Center
777 East Wisconsin Avenue
8th Floor
Milwaukee, WI 53202

Riggs Bank N.A.
5700 RiverTech Court
Riverdale, MD 20737-1250

Van Kampen American Capital Investment Advisory Corp.
One Parkview Plaza
Oakbrook Terrace, IL 60181


12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not Applicable


13.  If the fund is a unit investment trust ("UIT") provide:

     Not Applicable

     (a)  Depositor's name(s) and address(es):


     (b)  Trustee's name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [X]      Yes      [ ]      No

         If Yes, for each UIT state:

                  Name(s): MetLife Investors Variable Annuity Account One (formerly, Cova Variable Annuity Account One)
                  File No.:  811-05200

                  Business Address: 22 Corporate Plaza Drive
                                    Newport Beach, CA 92660
                                    (800) 989-3752


                  Name(s): MetLife Investors Variable Annuity Account Five (formerly, Cova Variable Annuity Account Five)
                  File No.:  811-07060

                  Business Address: 22 Corporate Plaza Drive
                                    Newport Beach, CA 92660
                                    (800) 989-3752

                  Name(s): First MetLife Investors Variable Annuity Account One (formerly, First Cova Variable Annuity Account
                             One)
                  File No.:  811-08306

                  Business Address: 120 Broadway
                                    New York, NY  10271
                                    (800) 469-4545

                 Name(s): MetLife Investors Variable Life Account One (formerly, Cova Variable Life Account One)
                 File No.:  811-07971

                 Business Address: 22 Corporate Plaza Drive
                                   Newport Beach, CA 92660
                                  (800) 989-3752

                 Name(s): MetLife Investors Variable Life Account Five (formerly, Cova Variable Life Account Five)
                 File No.:  811-08433

                 Business Address: 22 Corporate Plaza Drive
                                   Newport Beach, CA 92660
                                  (800) 989-3752

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [ ]     No

     If Yes, state the date on which the board vote took place: November 1, 2000

     If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                [X]      Yes       [ ]    No

     If Yes, state the date on which the shareholder vote took place:

          January 26, 2001

     If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes      [ ]      No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          February 12, 2001

     (b)  Were the distributions made on the basis of net assets?

                  [X]      Yes      [ ]     No

     (c)  Were the distributions made pro rata based on share ownership?

                  [X]      Yes      [ ]     No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

                  [ ]      Yes      [ ]     No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:

     Not Applicable


     Has the fund issued senior securities?

         [ ]      Yes      [ ]      No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes      [ ]      No

      If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

          None

     (b)  Describe the relationship of each remaining shareholders to the fund:

          Not Applicable

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]      Yes      [X]      No

     If Yes, described briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]      Yes      [X]      No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

                  [ ]      Yes      [ ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?


         [ ]      Yes      [X]      No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

          (i)  Legal expenses: $233,399.75

          (ii) Accounting expenses: -0-

          (iii) Other expenses (list and identify separately):

                $237,195.01 - proxy expense

          (iv) Total expenses (sum of lines (i)-(iii) above): $470,594.76

     (b)  How were those expenses allocated?  Between Cova and Security First
                Group

     (c)  Who paid those expenses?  Metropolitan Life Insurance Company and
                Subsidiaries

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [X]      Yes      [ ]      No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

     Notice - Release No. IC-24824

     Order - Release No. IC-24849

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes      [X]      No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]      Yes      [X]      No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:

      Met Investors Series Trust

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-10183

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          333-49572     Met Investors Series Trust   Form Type N-14AE   11/8/00

          333-49552     Met Investors Series Trust   Form Type N-14AE   11/8/00

          333-49630     Met Investors Series Trust   Form Type N-14AE   11/9/00

          333-49910     Met Investors Series Trust   Form Type N-14AE   11/14/00

          333-49964     Met Investors Series Trust   Form Type N-14AE   11/15/00


     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION


The undersigned states (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Cova Series Trust, (ii) he is the Vice President and Secretary of Cova Series Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F applications are true to the best of his knowledge, information and belief.

                                          /s/RICHARD C. PEARSON
                                          ------------------------------
                                           Richard C. Pearson
                                           Vice President and Secretary



Subscribed and sworn to before me, a Notary Public, the 14th day of November, 2001.


/s/JONNIE L. CRAWFORD
---------------------------------